Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT
51-102

Item 1.	Reporting Issuer:

Richmont Mines Inc. (the « Corporation »)
161, avenue Principale
Rouyn-Noranda (Québec) J9X 4P6

Item 2.	Date of Material Change:

February 24, 2016

Item 3.	Press Release:

A press release with respect to the material change referred to this report was issued by the Corporation on February 24, 2016 through the facilities of CNW and filed on the System for Electronic Document Analysis and Retrieval (« SEDAR »).

Item 4.	Summary of Material Change:

Richmont Mines announces the appointment of Mr. Peter Barnes to the Corporation’s Board of Directors, effective February 24, 2016. Mr. Barnes will serve as an independent member of the Richmont Board, and will join the Audit and the HR and Compensation Committees.

Item 5.	Full Description of Material Change:

Please see the attached press release.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

This report is not being filed on a confidential basis.

Item 7.	Omitted Information:

No information has been omitted under this material change report.

Item 8.	Executive Officer:

Mélissa Tardif
Lawyer and Corporate Secretary
Tel.: 819 797-2435 ext. 228
Fax: 819 797-0166
E-mail: mtardif@richmont-mines.com

Item 9.	Date of Report:

February 24, 2016

Richmont Appoints Mr. Peter Barnes to the Board of Directors

TORONTO, Ontario, Canada, February 24, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) is pleased to announce the appointment of Mr. Peter Barnes to the Corporation’s Board of Directors effective immediately. Mr. Barnes will serve as an independent member of the Richmont Board, and will join the Audit and the HR and Compensation Committees.

Mr. Barnes is a professional Director with over twenty-five years of senior management experience and has been instrumental in building two of the world's premier precious metals companies. From 2003, until his appointment as Chief Executive Officer of Silver Wheaton in 2006, Mr. Barnes was the Chief Financial Officer of Wheaton River Minerals, and subsequently Goldcorp Inc., after the companies merged in 2005. During this time, Mr. Barnes was an integral part of a team responsible for one of the most exciting growth phases in the company's history, when Wheaton River/Goldcorp's market capitalization increased more than 25-fold to CAN$13 billion and the company was transformed from a junior gold producer to one of the world's leading low-cost senior gold producers. From 2006 until 2011, Mr. Barnes was CEO of Silver Wheaton, a company he co-founded in 2004. Under his leadership, Silver Wheaton, with its unique silver streaming model, provided shareholders with a 50% annualized rate of return and grew into one of the largest silver companies in the world, with a market capitalization of approximately US$15 billion.

Mr. Barnes is a Fellow of the Institute of Chartered Accountants in BC and, in 2010, was honoured with the National Ernst & Young Entrepreneur Of The Year Special Citation Award for Innovative Global Strategies, along with the Pacific region award for Mining and Metals. He is an active member in the community, and is involved in a number of non-profit organizations including having served as a Board member for the BC Special Olympics. Mr. Barnes is currently a director of MAG Silver.

“I am pleased that an individual with such an extensive background in the industry has joined the Richmont board and I am confident that we will benefit from Peter’s depth of knowledge and experience. On behalf of the Board, I would like to welcome Peter to the Richmont team.” stated René Marion, Chairman of the Board.

About Richmont Mines Inc.
Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES INC.	PRESS RELEASE | Page 1

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Richmont Mines Inc.
Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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RICHMONT MINES INC.	PRESS RELEASE | Page 2